   As filed with the Securities and Exchange Commission on November 15, 1999

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   FORM 10-SB

             REGISTRATION STATEMENT FOR SMALL BUSINESS ISSUER UNDER
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            NEVADA                                              88-0335710
  (STATE OR JURISDICTION OF                                  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NUMBER)

                         1250 BOUL. RENE-LEVESQUE OUEST
                                   BUREAU 2925
                                MONTREAL, QUEBEC
                                 H3B4W8, CANADA
                                  (514)937-8118
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)
                              --------------------

                             STANLEY MOSKOWITZ, ESQ
                          MOSKOWITZ ALTMAN & HUGHES LLP
                         11 EAST 44TH STREET, SUITE 504
                            NEW YORK, NEW YORK, 10017
                                 (212) 953-1121

            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copies to:

                             DOMINIQUE M. BELLEMARE
                                    PRESIDENT
                         1495 RIDGEVIEW DRIVE. SUITE 220
                               RENO, NEVADA, 89509
                                 (775) 827-6300

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class:

Common Stock, $0.001 par value

                                TABLE OF CONTENTS

PART I

      ITEM 6            DESCRIPTION OF BUSINESS

      ITEM 7            DESCRIPTION OF PROPERTY

      ITEM 8            DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

      ITEM 9            REMUNERATION OF DIRECTORS AND OFFICERS

      ITEM 10           SECURITY OWNERSHIP OF MANAGEMENT AND
                        CERTAIN SECURITY HOLDERS

      ITEM 11           INTEREST OF MANAGEMENT AND OTHERS IN
                        CERTAIN TRANSACTIONS

      ITEM 12           DESCRIPTION OF SECURITIES

PART II

      ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

      ITEM 2            LEGAL PROCEEDINGS

      ITEM 3            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      ITEM 4            RECENT SALES OF UNREGISTERED SECURITIES

      ITEM 5            INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S

                        FINANCIAL STATEMENTS

PART III

      ITEM 1            INDEX TO EXHIBITS

      ITEM 2            DESCRIPTION OF EXHIBITS


                                       1
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                                     PART I

The Registrant has elected to report under Disclosure Alternative 2 of Form
10-SB.

ITEM 6      DESCRIPTION OF THE BUSINESS

Company Background

Mercantile Factoring Credit Online Corp. (the "Company"), a Nevada corporation, has its principal offices at 1250 Boul. Rene-Levesque Ouest, Bureau 2925, Montreal, Quebec, H3B4W8, Canada. The telephone number is (514) 937-8118. Through October 15, 1999 the Company has generated no revenues from operations.

The Company was incorporated in March 1995 under the name of Truco, Inc. and was to engage in the business of manufacturing, selling and marketing a product described as the "Belt Wallet." However, soon thereafter the Company elected not to proceed with its intended business objective of marketing and selling the "Belt Wallet" but instead elected to change its focus to the area of developing proprietary technology and services using smart and remote memory cards and wireless and land-line networks in the fields of commerce, publishing, and network-based systems. The Company entered into a licensing agreement for the exclusive right to market and manufacture a technology known as the "ARCard, ARCommerce Reader, ARCinternet Computer", and its application programming bundled together as the "ARCommerce Kit" as a way of doing business over the Internet's World-Wide Web (the "Web"). On March 22, 1996, the Company changed its name to "Web Tech Incorporated".

Subsequently, on November 30, 1996, in an effort to diversify its product and manufacturing base, the Company acquired all the issued and outstanding shares of Geo-Ram, Inc., a Texas corporation, by issuing 6,000,000 shares of the Company's common stock to the shareholders of Geo-Ram, Inc. Geo-Ram, Inc. was in the business of manufacturing geophysical equipment which included a new drill bit, the "Duckbill Bit", designed to implant explosive charges and geophones for seismic surveys in harsh and environmentally fragile geographic areas known as transition zones. On March 18, 1997 the Company changed its name to "Cynergy, Inc.".

However, the Company was neither able to (i) successfully develop and market the "ARCommerce Kit", or (ii) provide any further funding for the growth and development of the geophysical equipment business. Consequently, the Company did not continue its licensing of the "ARCommerce Kit" and further, on March 24, 1998, the Company entered into a Recission Agreement with the shareholders of Geo-Ram, Inc. whereby the shareholders of Geo-Ram, Inc. returned the 6,000,000 shares that the Company issued in connection with the November 30, 1996 acquisition.

On September 22, 1999, the Company (i) entered into an Agreement and Plan of Merger with Mercantile Factoring & Credit Corp., a Nevada corporation, (the "Merger"), (ii) changed its name to " Mercantile Factoring Credit Online Corp.",
(iii) effected a reverse stock split of the Company's issued and outstanding shares of common stock on a basis of one (1) new share for every 17.784 old shares, and (iv) elected four (4) new directors to the Company's board of directors (the "Board"). The Merger became effective upon the filing of the Articles of Merger on September 29, 1999.

Strategy

Consumer credit has always represented a problem for a great many people having no established credit rating or having ruined their credit rating though past dealings. The Company believes that it has developed a collateral pledge system that secures (i) repayment of capital to money lenders (the "Lender"), and (ii) needed capital to money borrowers (the "Borrower"), as set forth below. The pledging of accounts receivables, real estate, and other acceptable assets as collateral will serve to secure the Lender full repayment of the loan and provide the Borrower with capital to which it may not otherwise have access.

The Company, a development stage company, intends to offer a way for both Borrowers and Lenders to take advantage of the global network that the Internet offers. The Company's main objective is to provide an Internet web-site where
(i) Borrowers can post their offers to borrow money secured by pledged collateral (primarily accounts receivable and real estate), and (ii) Lenders can competitively bid to supply the money, with the competition being in the form of the amount of money the Lender is willing to lend and the interest rate at which the Lender is willing to supply the money. To accomplish this objective, the Company is in the process of creating a multilingual online loan exchange which will act as an Electronic Loan Center for individuals and small to medium size businesses (the "Online Loan Exchange"). The Online Loan Exchange will allow Borrowers to post their borrowing requirements online and to observe online the amounts and interest rates that Lenders worldwide are willing to lend money to them.

The Company believes that many potential Borrowers who have problems with their credit ratings, or otherwise cannot access traditional lending institutions for needed funds, have accounts receivables or other assets that can be used as


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collateral. The Company also believes that many potential Lenders would be willing to supply funds to Borrowers, on a secured basis, but do not have access to potential Borrowers.

The Company intends to launch its Online Loan Exchange when the final design of the web-site is completed and tested. The Company believes that the web-site will be ready for operation in approximately April of 2000. The Company will administrate the Online Loan Exchange and will derive revenues from administrative fees and from commissions charged to Lenders.

The Online Loan Exchange will initially be operative only in Europe and available only to European based Borrowers and Lenders. North America will be included when the Company has assessed and complied with North American Regulating Authorities. The Company intends to apply for the licenses in the Province of Quebec, Canada so as to be able to offer a wide scope of financing and mortgage facilities to its local clients.

Also, the Company believes that the Online Loan Exchange will make the Secured Loan industry, easily available and accessible to all Borrowers in an efficient and competitive manner. The Company believes that the Secured Loan business is growing at tremendous rates in Europe. However, the application procedures remains cumbersome. It is the Company's belief that its online step-by-step guide, along with listed possibilities and simple methods of execution, will make it easy, quick, and efficient for both Borrowers and Lenders. For example, the smallest manufacturer or professional, such as an architect or a doctor in need of funds, who may consider himself too small or unable to afford the interest rates demanded by lending institutions, could (i) freely consult our listing of monies available for short or long term secured loans and (ii) place a bid on the interest rates they are prepared to pay for accelerated payment after delivery or completion of their services.

The web-site will be administered by Mercantile Clearing Center JMBH, a Swiss Corporation located in Zug, Switzerland.

Products and Services

The Company will provide a multilingual loan exchange on the Web, which will allow Lenders to bid on available offers from Borrowers to borrow money for either a short term (one(1) year or less), or a long term, (one(1) year or more).

The Company is in the process of creating a sophisticated and ergonomically designed web-site for the above purposes. Internet will be the principal channel used for conducting business. However, phone services and toll-free numbers will also be made available from start-up.

Services for Borrowers

The Online Loan Exchange will be multilingual from inception (English, French, German, Spanish, Italian, Portuguese, Dutch, Swedish, and Norwegian). The site's basic content will be divided into categories of (i) Short Term Secured Loans (loans that mature within one (1) year from the date of the loan) ("Short Term Loans") and (ii) Long Term Secured Loans (loans that mature more than one (1) year from the date of the loan) ("Long Term Loans"), each to be divided into further sub-categories as needed.

o     Procedure for obtaining a Short Term Secured Loan

The Borrower must submit to the Company a "Offer" for the amount of money the Borrower wants to borrow with a description of the collateral and a limit on the interest rate that the Borrower would accept. Offers to borrow money are submitted on forms provided by the Company on the Web. All Offers must be accompanied with a payment of fifty U.S. dollars ($50.00) which will be returned to the Borrower in the event the Borrower's Offer is not accepted. However, in the event the Borrower cancels an Offer after acceptance by a Lender, the fifty U.S. dollars ($50.00) will be not be refunded. If the Borrower's loan is processed, the fifty U.S. dollars ($50.00) may be applied as part of the costs of processing the loan.

In the event the Offer is accepted by a Lender, the Borrower must secure the loan by pledging collateral. Before any funds are delivered to the Borrower, the Borrower must present evidence of ownership of the rights to the pledged collateral. In the event the pledged collateral is in the form of an accounts receivable, the Borrower must (i) verify that the delivery of goods or performance of services was completed, (ii) enter into a Pledge Agreement pledging to the Company the borrower's rights to the accounts receivable, (iii) assign to the Company the borrower's rights to collect the accounts receivable,
(iv) execute a Right of Collection Agreement in favor of the Company, (v) execute a Lockbox Agreement for deposit of the accounts receivable when paid, and (vi) obtain an acknowledgment from the payor of the accounts receivable of the assignment of the Borrower's rights to collect the account receivable. If the collateral consists of some other tangible assets, then appropriate steps will be taken to secure such collateral.


                                       3
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o     Procedure for obtaining a Long Term Secured Loan

In the case of Long Term Loans, the procedure is the same as with Short Term Loans except that (i) the application fee shall be two hundred and fifty U.S. dollars ($250.00), and (ii) all long term loans must be secured by either (a) real estate, (either by first or second mortgages) which will depend on the equity in the property, or (b) other collateral acceptable to the Company.

In the event the Offer is accepted by a Lender, the Borrower secures the loan by pledging real property, and then, before any funds are delivered to the Borrower, the Borrower must (i) advance to the Company, sufficient monies to pay the Company's expenses in completing the funding process, (ii) present evidence of ownership of the real property (either by certified copy or original, title or deed to the property), and (iii) enter into a Mortgage Agreement with the Lender. The Company will (a) require a property search, and (b) appoint a legal representative in the Borrower's locality to prepare all the legal documents and, if necessary, to record the mortgage with the appropriate governmental division in the jurisdiction.

If the information on the Borrowers application form is found to be false or does not correspond with the information listed in the land registry office of the property's jurisdiction, the Borrower's Offer will be canceled and the two hundred and fifty U.S. dollars ($250.00) will be used for costs and damages.

In the event an Offer for a Long Term Loan is accepted by a Lender, and the Borrower secures the loan by collateral acceptable to the Company (other than real estate), the Borrower must provide a complete description of the collateral before the loan is fully processed. If the Borrower's bid has been accepted, the Company will inform the Borrower where the pledged collateral will be held until the loan has been paid.

Services for the Lender

The Company, through the Online Loan Exchange intends to provide Lenders (i) an up-to-date database of potential Borrowers and their offerings, (ii) administrative services to process and administrate the loan, (iii) a medium (the Online Loan Exchange) to bid on making the loans, and (iv) the ability to aggregate their funds with the funds of other Lenders willing to lend money on identical terms.

o     Procedure for Making a Secured Loan

The potential Lender will observe the "Offerings to Borrow" listed on the Online Loan Exchange. If the Lender wishes to lend funds to a listed Borrower, the Lender must submit a form to the Company which will indicate to the Company, among other things, the Lender's ability and desire to provide funds to the Borrower at a given interest rate. The Company would then request that the Lender transmit to the Company, by wire transfer or other method, sufficient funds to make the selected loan. If the funds were sufficient to make the entire loan, then the Company would take the necessary action to secure the collateral and thereafter advance the funds to the Borrower. The Company would then administrate the loan on behalf of the Lender.

The Company believes that many non-traditional lenders will make use of the Online Loan Exchange because of the expected higher interest rates (returns on investment) that will be available as compared to savings accounts, certificates of deposit, and other instruments issued by financial institutions or governments. Further, the Company believes that its ability to aggregate a number of Lenders that are willing to lend money upon identical terms to a specific Borrower will provide Lenders with relatively small amounts of money to lend, the ability to earn higher interest rates that are generally available only to secured lenders who lend large amounts of money.

Once a loan is agreed to by the Borrower and Lender, and all documentation and verification is complete, the Company will collect the funds from the Lender(s) and advance the funds to the Borrower. Thereafter the Company will collect the installment and final payment amounts from the Borrower and pay the Lender(s) less any commissions earned by the Company. In the event of the default by the Borrower, the Company will oversee collection activities and if necessary foreclose on the collateral.

o     Database of Potential Borrowers

The database of potential Borrowers who post their offers to borrow money on the Company's web-site will be updated on a regular basis, and will be available to Lenders 24-hours a day.

o     Administrative Services Provided by the Company

The Company believes that it will assist Lenders by providing administrative services to Lenders in administrating Loans for which services it will receive processing fees as well as a commission for each transaction completed. The Company intends to provide (i) a Technical Support Center to handle inquires from both Lenders and Borrowers, (ii) an application form to be completed online by all Borrowers which contains all the pertinent information required by the Company, (iii)


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all agreements to properly secure Borrowers' collateral, and (iv) sub-contractor services, for an additional fee, to verify the offered collateral.

o     Potential Customers

The Company's target Borrowers will be individuals, proprietorships, new businesses, and small and mid-size corporations. The Company believes that the current weakness of the EURO, along with the growth potential of the secured lending business and the relatively ease of entry into the business, make Europe the Company's most desirable targeted region. For the purposes of this paragraph, the "EURO" means the common currency adopted by members of the European Union.

Competition

The market for the origination of secured loans is rapidly evolving, both online and through traditional channels, and competition for borrowers is intense and is expected to increase significantly in the future. The Company faces competition from companies directly competing by offering secured loans or other financing services over the Internet. Traditional lenders, including Banks and Finance Companies, also provide access to their loan offerings and over the Internet. Increased competition, particularly online competition, could result in price reductions or reduced margins, either of which should adversely affect the Company's business. Further, there can be no assurance that the Company's competitors and potential competitors, will not develop services and products that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's products and services.

The Company believes that the primary competitive factors in creating a financial services resource on the Internet are functionality, brand recognition, customer loyalty, ease-of-use, quality of service, reliability and critical mass. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages including longer operating histories, greater name recognition, larger established customer bases, and substantially greater financial, marketing, technical and other resources.

Source of Revenue

The Company's source of revenues will come from both Lenders and Borrowers. Its revenues will be derived from (i) a commission of two (2%) percent of the total interest earned by Lenders, (ii) application fees charged to the Borrower for placing their offers on the Online Loan Exchange, and (iii) administrative fees charged to Borrowers and Lenders. The Company's objective will be to try to increase the lending capital.

Government Regulation

The financing industry is highly regulated in certain of the European countries where the Company intends to offer its services. In those highly regulated countries, the Company's business must comply with extensive and complex rules and regulations of, and licensing and examination by, various government authorities. These rules impose obligations and restrictions on the Company's loan brokering activities. In particular, these rules may (i) limit the broker fees, interest rates, finance charges and other fees the Company may assess,
(ii) require extensive disclosure to the Company's customers, and (iii) impose multiple qualification and licensing obligations on the Company. Failure to comply with these requirements may result, among other things, in the (i) revocation of required licenses or registrations, (ii) loss of approved status,
(iii) voiding of the loan contracts or security interests, (iv) indemnification liability or the rescission of secured loans, and (v) administrative enforcement actions and civil and criminal liability. The Company intends to be in substantial compliance with these rules and regulations when it commences its lending service activities.

As a loan services company doing business exclusively through the Internet, the Company faces an additional level of regulatory risk given the fact that the statutes and regulations governing financing transactions have not been substantially revised or updated to fully accommodate electronic commerce. Most of the European Countries' laws, rules and regulations governing secured loans contemplate or assume paper-based transactions and do not currently address the delivery of required disclosures and other documents through electronic communications. Until the applicable laws, rules and regulations are revised to clarify their applicability to transactions through e-commerce, any company offering secured loans through the Internet or other means of e-commerce will face uncertainty as to compliance. In addition, there is no assurance that revisions to the laws, rules and regulations will be adopted and, if adopted, will be timely or adequate to eliminate this uncertainty. Nonetheless, the Company intends to take prudent steps to mitigate these risks in offering its loan services through the Web.


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When and if the Company decides to offer its services in the United States, the
Company will have to comply with all Federal and State licensing rules and regulations and be subject to all Federal and State laws involving the extension of credit. In addition, Lenders may also be subject to such rules and regulations and may also be subject to individual licensing requirements.

Intellectual Property

Trademarks and other proprietary rights will be important to the Company's competitive position. The Company does not currently have copyrights or patents but intends to obtain a trademark for the logo "MFCO." There can be no assurance that this trademark is available in the countries in which the Company will operate or even if available, that the Company will have exclusive rights to MFCO.

The Company intends to enter into confidentiality or license agreements with its employees, consultants and corporate partners, and generally control access to and distribution of its technologies, documentation and other proprietary information. Despite its efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use the Company's rights. The steps the Company intends to take may not prevent misappropriation of its proprietary rights, particularly in countries where laws or law enforcement practices may not protect the Company's proprietary rights as fully as in the United States.

Advertising

The Company intends to advertise their unique financing services in leading newspapers, financial magazines and journals, inviting interested parties to visit our web-site and take advantage of our very unique service. The Company intends to use four of the major media advertising agencies in covering Europe:

      o     Citigate Albert Frank Limited, London, UK

      o     Doremus Advertising Agency, London, UK

      o     Publicitas, Zurich, Switzerland

      o     Net Zed, Paris, France

They are Europe's premium communication companies with affiliates all over the world's major financial centers. These agencies represent firms such as CIBC World Markets, Schroders, Rothschild, Bank von Ernst, Halifax, Morgan Grenfell Asset Management, Banker's Trust, Fidelity Investments, J P Morgan, Hill Samuel, Bridgewater, Royal London Insurance, Credit Suisse, Hawk Point Partners, and Bloomberg Personal Finance. They have Omnicom offices in 76 countries and specialize in international and digital transmission of advertising.

Because of the particularities and attributes of the French language, a part of the Company's marketing activities will be conducted in the French language. The Company has identified a special agency, Net Zed of Paris, France, to prepare the different advertisements.

Financial Information

On July 30, 1999, the Company had entered into a loan agreement with Worldnet Connections, Inc.("Worldnet"), a Nevada corporation. The loan agreement provides a credit facility to the Company for all the necessary start-up capital it requires. The Company agreed to allow Worldnet the right of first refusal to provide funds to the Company in multiples of $100,000 upon 15 day notice by the Company. In the event Worldnet advances the funds, the Company will issue unsecured convertible notes ("Unsecured Notes"), with a five (5) year term that bears interest at eight (8%) percent per annum, each $100,000 Unsecured Note will be convertible into 60,000, $.001 par value common shares of the Company ("Company Shares").

As of September 30, 1999, Worldnet had made advances to the Company totaling $293,880.

Projected Start-Up Costs and Capitalization

ESTIMATED START-UP COST                     Subtotals
-----------------------                     ---------

General and administrative

Legal and accounting  U.S. $ 100,000


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Rental Deposits               25,000

Prepaid Insurance             20,000

Pre-opening salaries          25,000

Telephone                      2,000

Total General and
Administrative Expenses:                 U.S. $ 172,000

Sales and marketing

Advertising                  200,000

Promotion                     50,000

Printing                      10,000

Total Sales and Marketing
Expenses:                                 U.S. $260,000

Computer and Software

Web-Site                      50,000

Program                      250,000

Total Computer and Software
Expenses:                                 U.S. $300,000

Office Equipment

Furniture                     45,000

Computer Hardware            100,000

Office Machines               30,000

Office Material                6,000

Total Office Equipment
Expenses:                                 U.S. $181,000

Additional Working Capital*             U.S. $1,587,000

Total Estimated Start- Up
Cost:                                   U.S. $2,500,000
                                        ===============

*If necessary

Staffing Requirements

o     SALES/SUPPORT STAFF

Currently, the Company does not have any full-time employees. Upon sufficient funding and appropriate timing after the Company has completed the web-site design and development, the Company intends to hire full-time employees. Additionally, the Company intends to establish a Technical Support Center (the "Center") using sub-contractors, which is intended to be operated 24-hours a day/ 7 days a week. The purpose of the Center will be to (i) provide online support


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to both Lenders and Borrowers, (ii) allow the Company to provide customer service online, (iii) allow the Company to maintain independent Borrower and Lender relationships, and (iv) provide a high level of customer satisfaction. However, the Company will not hire any sales staff or establish a technical support center unless the Company receives funding.

o     KEY EMPLOYEES

Dominique M. Bellemare, Jean-Guy Hudon, Rita S. Dickson and Yvan Guillemin are the officers and directors of the Company. None of them are currently being paid a salary. Upon receiving funding, the Company intends to commence the payment of salaries. The Company relies heavily on these officers to complete and successfully market and implement the Online Loan Exchange and its other services. Each officer either has or will sign a Confidentiality and Non-Disclosure Agreement with the Company. The unavailability of any of Messrs. Bellemare, Hudon, or Guillemin would set back the developmental time of the Online Loan Exchange business and would have a materially adverse effect on the Company's business, financial position and proposed operations.

o     MANAGEMENT

The Company's management team is comprised of individuals who have many years of experience in developing, managing, building and growing technology companies in the competitive national and international environments. The Company intends to use contract workers whenever possible. The Company currently maintains a staff of three (3) officers (the "Officers") (See Item 8 below describing the Officers), some of whom are presently serving on a part-time basis. Upon additional funding, it is anticipated that the Company will hire additional personnel within the upcoming year.

Year 2000 Compliance

There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" ("Y2K") is complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. After a complete assessment of potential Y2K issues, the Company has made a determination that presently, and in the near future, it will not be adversely affected by Y2K compliance issues. The Company's Y2K assessment was based on the following: (i) as a development stage company, the Company has no computer hardware or software systems to update or replace; and (ii) the Company does not have any significant third party relationships. As the Y2K problem is applied to the Company, the Y2K problem does not present and will not present a material event or uncertainty for the Company. Presently, the Company estimates that its web-site will be ready in approximately April of 2000, and Y2K compliant. In addition, when the purchase of computer systems and the making of third party relationships become a necessity for the Company, the Company will take every measure to insure Y2K compliancy by (i) purchasing computer systems from only known Y2K compliant vendors, and (ii) sending questionnaires to, and obtaining written assurance of, Y2K compliancy from potential third party vendors, suppliers, or subcontractors.

ITEM 7      DESCRIPTION OF PROPERTY

The Company maintains offices at:

            1250 Boul. Rene-Levesque Ouest, Bureau 2925
            Montreal, Quebec, H3B 4W8, Canada.

The Offices are subleased from Credit Mutuel De Montreal CCM Inc. ("Credit Mutuel"), an affiliated party. The Company pays rent at the rate equal to twenty (20%) percent of the total rent paid by Credit Mutuel which currently equals Cd. (Canadian Dollars) $9,069.87 per month. The lease expires on January 31, 2003.

ITEM 8      DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

      The following table sets forth certain information with respect to the directors and executive officers of the Company:

      Name                       Age               Position
      ----                       ---               --------

      Dominique M. Bellemare     40                President/ Director

      Jean-Guy Hudon             58                Vice President/ Director

      Rita S. Dickson            49                Secretary/ Director

      Yvan Guillemin             51                Director


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The Board will be the governing body of the Company and will set goals and establish policies, will retain qualified executive leadership and will oversee the performance of that leadership for the organization. The Board will be active in that it will meet formally at least once annually. The full Board may choose to delegate some authority to an executive committee that will meet more frequently and will exercise interim policy making and oversight authority.

Each director will be elected to hold office until the next annual meeting of shareholders and until his successor has been qualified and elected. The following sets forth certain information as well as a brief account of business experience during the past five years of each director and executive officer of the Company.

Current Officers, Directors and Key Employees

o     Dominique M. Bellemare

Dominique M. Bellemare has been serving as the Company's President and Director since being elected to the Company's board of directors at a special meeting of the Company's shareholders in September of 1999. Mr. Bellemare currently devotes a percentage of his time to the business of the Company. Upon additional funding, Mr. Bellemare will devote a greater percentage of his time to the business of the Company. Mr. Bellemare is an attorney qualified to practice law in the Province of Quebec. Since 1998, Mr. Bellemare has been serving as Senior Vice-President and Senior Counsel for Credit Mutuel. Prior to that from the period of 1991 through 1998, Mr. Bellemare was a partner at the Law Firm of Bloomfield Bellemare.

o     Jean-Guy Hudon

Jean- Guy Hudon has been serving as the Company's Vice President and Director since being elected to the Company's board of directors at a special meeting of the Company's shareholders in September of 1999. Mr. Hudon started his career as an educator in Quebec. He later was elected to the Canadian Parliament where he served for two terms. During his two terms, he was appointed by the Prime Minister of Canada to the post of Parliamentary Secretary to the Right and Honorable Joe Clark and minister of Foreign Affairs.

Mr. Hudon chaired various international committees and represented the Canadian Government in different committees with international heads of state such as Francois Mitterrand (the President of France), George Bush (former President of U.S.), and his Holiness Pope Jean-Paul II. In 1993, Mr. Hudon retired from the Parliament and in 1997 took an executive position with Credit Mutuel, a private corporation.

o     Rita S. Dickson

Rita S. Dickson has been serving as the Company's Secretary and Director since being elected to the Company's board of directors at a special meeting of the Company's shareholders in September of 1999. Ms. Dickson currently devotes a percentage of her time to the business of the Company. Upon additional funding, Ms. Dickson will devote a greater percentage of her time to the business of the Company. Ms. Dickson is also currently serving as the Secretary and Treasurer of Worldnet. Additionally, she has been employed for over 10 years as a Legal Assistant to Michael J. Morrison, Esq. and currently remains employed by Mr. Morrison.

o     Yvan Guillemin

Yvan Guillemin has been serving as a Company Director since being elected to the Company's board of directors at a special meeting of the Company's shareholders in September of 1999. Mr. Guillemin graduated from the Paris School of Commerce and directed a series of businesses in Paris, France. Mr. Guillemin is the President of Polo Conseil, whose principal business is to organize equestrian sporting events and the importation and distribution of polo sporting goods. He has a personal stable of two hundred fully trained polo ponies which are rented to various industrialists throughout Europe. Mr. Guillemin maintains a staff of over ten people to deal with the business of organizing equestrian sporting events and the distribution of polo sporting goods in Europe and Argentina. In addition, Mr. Guillemin was also a pioneer in developing and manufacturing the stretch material used in equestrian clothing which is used today in over 50% of all riding clothes manufactured in Europe. Mr. Guillemin is the sole shareholder of Worldnet which company has provided all of the financing of the Company and which has the right of first refusal to provide additional funding. (See Item 6 "Financial Information" above)

ITEM 9      REMUNERATION OF DIRECTORS AND OFFICERS

To date, the Company has not paid any compensation to any of its officers or directors. It is the Company's intention, upon acquiring additional funding in the upcoming year, to compensate certain officers of the Company on a reasonable basis in keeping with industry standards.

Directors of the Company who are not employees of the Company do not receive any compensation for attending meetings of the Board. Directors are reimbursed for their expenses in attending such meetings. The following table sets forth the compensation for the three (3) officers of the Company.
                               Summary Compensation Table

                              Annual                              Expected
       Name and            Compensation          Total          Compensation
  Principal Position      Year     Salary     Compensation        for 2000
  ------------------      ----     ------     ------------        --------

Dominique M. Bellemare    1999       $0            $0         To be determined
President

Jean-Guy Hudon            1999       $0            $0         To be determined
Vice-President

Rita S. Dickson           1999       $0            $0         To be determined
Secretary

ITEM 10     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of September 30, 1999, the Company had 4,892,655 shares of common stock issued and outstanding. The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of September 30, 1999 by (i) each of the Company's directors, (ii) each of the executive officers, (iii) each person or entity who is known to the Company to beneficially own three (3%) percent or more of the outstanding common stock, and
(iv) all directors and executive officers of the Company as a group.

                                             Number of Shares      Percentage of Class
Name and Address of Beneficial Owner(2)    Beneficially Owned(1)    Beneficially Owned
---------------------------------------    ---------------------    ------------------
Worldnet Connections, Inc. (3) ...........        176,328                   3.5%

All Officers and Directors as a group ....      See Note (3)            See Note (3)

Mercantile Online Ltd
28 Pflug Strasse,
Vaduz, Liechtenstein .....................       4,500,000                  93%

Jean-Marc Jacobson .......................      See Note (4)            See Note (4)

--------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days of the date of this Registration Statement. Except as otherwise noted, each individual or entity has sole voting and investment power over the securities listed.

(2) The address of the Officers and Directors is c/o Mercantile Factoring Credit Online Corp., 1495 Ridgeview Drive, Suite 220, Reno, Nevada 89509.

(3) Yvan Guillemin, a director of the Company, owns all the issued and outstanding shares of Worldnet's common stock. Worldnet owns Unsecured Notes issued by the Company which are convertible into 176,328 Company Shares. If the Unsecured Notes were to be converted, Worldnet would own a total of 176,328 Company Shares representing approximately three and one half (3.5 %) percent of the total outstanding Company Shares.

(4) Jean-Marc Jacobson owns all the issued and outstanding shares of Mercantile Online Ltd's common stock.

Changes in Control

The Company is not aware of any arrangements, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

ITEM 11     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Yvan Guillemin, a director of the Company, owns all of the issued and outstanding shares of Worldnet's common stock. On July 30, 1999, the Company and Worldnet had entered into a loan agreement allowing Worldnet the right of first refusal to provide funds to the Company upon 15 day notice by the Company. In the event Worldnet advances the funds, the Company will issue an Unsecured Note, with a five (5) year term and bear interest at eight (8%) percent per annum, which is convertible into 60,000 Company Shares for each $100,000 borrowed by the Company. As of September 30, 1999, Worldnet has made advances to the Company totaling $293,880.

Mr. Dominique M. Bellemare, the President and a director of the Company, is currently serving as Senior Vice-President and Senior Counsel for Credit Mutuel, the subleasor of the Company's offices located at 1250 Boul. Rene-Levesque Ouest, Bureau 2925, Montreal, Quebec, H3B 4W8, Canada. Credit Mutuel is owned by Caroline Investments, a private company owned by Jean-Marc Jacobson.

In addition to Caroline Investments, Mr. Jean-Marc Jacobson owns all the issued and outstanding shares of Mercantile Online Ltd's common stock. Mercantile Online Ltd., a Saint Vincent corporation, is the principal shareholder of Company Shares (See Item 10 above).

Ms. Rita S. Dickson, the Secretary and a director of the Company, is also currently serving as the Secretary and Treasurer of Worldnet.

No other member of the Board or officer of the Company, to the Company's knowledge, has any material interest resulting from any relationship or business affiliation with the Company.

ITEM 12     DESCRIPTION OF SECURITIES

Description of Securities

The Company, a Nevada corporation, had an initial authorization of 300,000,000 shares all of which will be common stock, $.001 par value. As of September 30, 1999, 4,892,655 Company Shares were issued and outstanding.

Common Stock

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholder meetings may be called by the officers or directors, or upon the request of holders of at least one-tenth (1/10) of the outstanding shares. Holders of shares are entitled to one vote at any shareholder's meeting for each share they own as of the record date set by the Board. Holders of shares, are entitled to receive dividends as may be declared by the Board, out of funds legally available, and upon liquidation are entitled to participate in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Company's Articles of Incorporation and its Bylaws as well as to the applicable Statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board without notice to the shareholders. The Company Shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

Dividend and Stock Buy Back Policy

The Company is a new business and no assurance can be given that it will generate earnings from which cash dividends can be paid. However, if earnings are generated, management may follow a policy of retaining all earnings for the expansion of the capital base of its business. Such a policy could be maintained as long as necessary to provide funds for the Company's expansion of capital base. Any dividends that may be paid in the future will be dependent upon the earnings and financial requirements of the Company and all other relevant factors. At such time as the Company has accumulated profits not needed to sustain operations or planned for expansion, the Company may choose to implement a share buy-back program, if such a program is deemed to be the most cost efficient method of delivering a capital return to its shareholders. If such a program is implemented, and if some shareholders choose to sell a portion of their shares to the Company and others do not, the proportion of ownership of the Company held by participating and nonparticipating shareholders will be effected. The Company has not paid any dividends on its common stock to date.

PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market for Common Stock

Prior to this Registration, (i) no public trading market for the Company Shares exist, and (ii) there can be no assurance that a public trading market will develop at the conclusion of this Registration, or even if such a trading market should develop, that the Company Shares may be resold at or near the original purchase price. Any market for the Company Shares that may develop, in all likelihood, will be a substantially limited one.

Dividend Policy

The Company does not have a policy of paying dividends, and it is currently anticipated that no cash dividends will be paid. Any future decision to pay cash dividends will be made on the basis of earnings, alternative needs for funds and other conditions existing at the time.

ITEM 2      LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

ITEM 3      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since the Company's incorporation.

ITEM 4      RECENT SALES OF UNREGISTERED SECURITIES

Within the last three (3) years, the Company has issued unregistered securities to a limited number of persons. On August 15, 1998, the Company issued 1,500,000 unregistered pre-split Company shares for $15,000 cash.

ITEM 5      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation on Liability; Indemnification of Directors and Officers

The Company's Articles of Incorporation and Bylaws includes certain provisions whereby officers and directors of the Company shall be indemnified against certain liabilities to the Company or its stockholders.

The Articles of Incorporation limits a director's and /or an officer's liability to the Company and its stockholders for damages resulting from the breach of fiduciary duty of care as a director or officer involving any act or omission of any such director or officer, except when such breach results from (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the unlawful payments of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

The Bylaws provides for the indemnification of all past and present directors and officers of the Company for all expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party by reason of being or having been a director or an officer of the Company, except in relation to matters as to which any such director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of a duty or duties.

The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

PART F/S     FINANCIAL STATEMENT

                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)
                          (A Development Stage Company)

                        - INTERIM FINANCIAL STATEMENTS -
                                  (U.S. Funds)
                                   (Unaudited)

                               SEPTEMBER 30, 1999

                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)

                               SEPTEMBER 30, 1999

                                    CONTENTS

                                                                         PAGE

INTERIM FINANCIAL STATEMENTS

Balance Sheet                                                              I

Statement of Operations                                                   II

Statement of Stockholders' Equity (Deficit)                              III

Statement of Cash Flows                                                   IV

Notes to Financial Statements                                         V-VIII

                                                                          PAGE I


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)
                          (A Development Stage Company)

                              INTERIM BALANCE SHEET
                                  (U.S. Funds)
                                   (Unaudited)

                                     ASSETS

CURRENT
  Cash                                                                $  25,335
                                                                      =========

                                   LIABILITIES

CURRENT
  Accounts payable                                                    $ 341,500
  Loans payable (Note 6)                                                293,880
                                                                      ---------
                                                                        635,380
                                                                      ---------

                              STOCKHOLDERS' EQUITY

AUTHORIZED
 300,000,000 Common stock at $0.001 par value

ISSUED AND OUTSTANDING
 4,892,655 Common shares                                                 25,155

ADDITIONAL PAID-IN CAPITAL                                               13,345

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                                                    (648,545)
                                                                      ---------
                                                                       (610,045)
                                                                      ---------

                                                                      $  25,335
                                                                      =========

See accompanying notes to financial statements.

                                                                         PAGE II


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)
                          (A Development Stage Company)

                         INTERIM STATEMENT OF OPERATIONS
                                  (U.S. Funds)
                                   (Unaudited)

                                                    For the      From Inception
                                                   Nine Month     on March 28,
                                                  Period Ended   1995 to Sep-
                                                  September 30    tember 30
                                                      1999           1999
                                                 -----------    -----------

REVENUE                                          $        --    $        --

EXPENSES                                             393,475        357,570
                                                 -----------    -----------

NET LOSS FROM OPERATIONS                         $  (393,475)   $  (357,570)
                                                 ===========    ===========

Weighted average number of shares outstanding      4,501,438
                                                 ===========
Basic loss per share                              $    (0.09)
                                                 ===========

See accompanying notes to financial statements.

                                                                        PAGE III


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)
                          (A Development Stage Company)

              INTERIM STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                  (U.S. Funds)
                                   (Unaudited)

                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                      MARCH 28, 1995 TO SEPTEMBER 30, 1999

                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                    Additional    During the
                                                             Common Stock             Paid-in     Development
                                                        Shares           Amount       Capital        Stage
                                                        ------           ------       -------        -----
                                                         #                 $            $             $
Inception on March 28, 1995                                 --              --             --           --

Common stock issued for offers
at $0.029 per share                                    370,108              --             --           --

Common stock issued for cash
at $0.167 per share                                    372,469              --             --           --

Net loss for the period ended December 31, 1995             --              --             --           --
                                                     ---------          ------         ------     --------
Balance, December 31, 1995                             742,577              --             --           --

Net loss for the year ended December 31, 1996               --              --             --       (1,500)
                                                     ---------          ------         ------     --------
Balance, December 31, 1996                             742,577              --             --       (1,500)

Net loss for the year ended December 31, 1997               --              --             --         (535)
                                                     ---------          ------         ------     --------
Balance, December 31, 1997                             742,577              --             --       (2,035)

Common stock issued for cash
at $0.178 per share (Note 4)                            84,346              --             --           --

Net loss for the year ended December 31, 1998               --              --             --       (3,035)
                                                     ---------          ------         ------     --------
Balance, December 31, 1998                             826,923              --             --       (5,070)

Common stock cancelled (Note 4)                         (5,623)             --             --           --

Common stock cancelled (Note 3)                       (506,923)             --             --     (250,000)

Common stock cancelled (Note 4)                        (76,722)             --             --           --

Common stock issued in exchange
for all issued and outstanding
common shares of MFCC (Note 3)                       4,500,000          25,000         (2,000)          --

Common stock issued for professional
fees at $0.10 per share (Note 4)                       155,000             155         15,345           --

Net loss for the nine months ended
September 30, 1999                                          --              --             --     (393,475)
                                                     ---------          ------         ------     --------

Balance, September 30, 1999                          4,892,655          25,155         13,345     (648,545)
                                                     =========          ======         ======     ========

See accompanying notes to financial statements.

                                                                         PAGE IV


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)
                          (A Development Stage Company)

                         INTERIM STATEMENT OF CASH FLOWS
                                  (U.S. Funds)
                                   (Unaudited)

                                                        For the      From Inception
                                                       Nine Month     on March 28,
                                                      Period Ended    1995 to Sep-
                                                      September 30      tember 30
                                                          1999            1999
                                                        ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Loss from operations                                  $(393,475)     $(398,545)
  Increase in accounts payable                            339,000        341,500
                                                        ---------      ---------
                                                          (54,475)       (57,045)
                                                        ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Amount paid for the acquisition of Cynergy shares      (250,000)      (250,000)
  Accounts payable acquired on merger                      (2,000)        (2,000)
                                                        ---------      ---------
                                                         (252,000)      (252,000)
                                                        ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                 15,500         40,500
  Loans payable                                           293,880        293,880
                                                        ---------      ---------
                                                          309,380        334,380
                                                        ---------      ---------

INCREASE (DECREASE) IN CASH                                 2,905         25,335

CASH, beginning of period                                  22,430             --
                                                        ---------      ---------

CASH, end of period                                     $  25,335      $  25,335
                                                        =========      =========

SUPPLEMENTAL DISCLOSURES
  Interest paid                                         $      --      $      --
                                                        =========      =========

  Income taxes paid                                     $      --      $      --
                                                        =========      =========

See accompanying notes to financial statements.

                                                                          PAGE V


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (U.S. Funds)
                                   (Unaudited)

                               SEPTEMBER 30, 1999

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

      Mercantile Factoring Credit Online Corp. ("MFCOC" or the "Company") (formerly Cynergy, Inc.) was incorporated under the laws of the state of Nevada on March 28, 1995 under the name of Truco, Inc. The shareholders approved a name change on March 22, 1996, March 18, 1997 and September 13, 1999 to Web Tech, Inc., Cynergy, Inc. and to its present name.

      Prior to the Merger (Note 3), the Company's activities had been in the development of proprietary technology and services using smart and remote memory cards and wireless and landline networks in the fields of commerce, publishing and network based systems.

      The Company, a development stage company, intends to offer a way for both money borrowers ("Borrowers") and money lenders ("Lenders") to take advantage of the global network that the Internet offers. The Company's main objective is to provide an Internet web-site where Borrowers can post their offers to borrow money, secured by pledged collateral, primarily accounts receivable and real estate, and where Lenders can competitively bid to supply the money, the competition being in the form of the amount of money the Lender is willing to lend and the interest rate at which the Lender is willing to supply the money. To accomplish their objective, the Company is in the process of creating a multilingual online loan exchange which will act as an Electronic Loan Center for individuals and small to medium size businesses (the "Online Loan Exchange"). The Online Loan Exchange will initially be operative only in Europe with North America to be included when the Company has assessed and complied with North American Regulating Authorities. The Online Loan Exchange will allow Borrowers to post their borrowing requirements online and to observe online the amounts and interest rates that lenders worldwide are willing to lend money to them.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   Accounting Method

            The Company's financial statements are prepared using the accrual method of accounting.

      (b)   Income Taxes

            No provision for income taxes has been made due to the inactive status of the Company. The Company has net operating loss carry-forwards of approximately $449,000, including Cynergy's net operating loss carry-forward of $92,000 at the time of merger, which expire up to 2014. The potential tax benefit of the loss carry-forwards has been offset in full by a valuation allowance.

                                                                         PAGE VI


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (U.S. Funds)
                                   (Unaudited)

                               SEPTEMBER 30, 1999

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

      (d)   Basic Loss per Common Share

            Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

      (e)   Unaudited Financial Statements

            The accompanying financial statements for the nine month period ended September 30, 1999 were unaudited and include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

3.    BUSINESS COMBINATION

      On September 29, 1999, Cynergy and Mercantile Factoring & Credit Corp. ("MFCC") completed their agreement to merge upon the filing of the Articles of Merger with the Secretary of State of the State of Nevada (the "Merger").

      Pursuant to a separate transaction (prior to the Merger), MFCC bought 506,923 shares of the Company (61.3%) from the shareholders for cash of $250,000, and immediately upon the closing of the Merger, contributed those shares to the Company for cancellation.

      In accordance with the merger agreement, the Company issued 4,500,000 post merger shares to the former owner of MFCC in consideration for all of the issued and outstanding common shares of MFCC. As the former shareholder of MFCC obtained control (91.97%) of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover and the purchase method of accounting has been applied. Under reverse takeover accounting, MFCC is considered to have acquired Cynergy with the results of Cynergy's operations included in these financial statements from the date of acquisition. Cynergy is considered the continuing entity and consequently, the comparative figures are those of MFCC. MFCC was then merged into Cynergy.

                                                                        PAGE VII


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (U.S. Funds)
                                   (Unaudited)

                               SEPTEMBER 30, 1999

4.    STOCK TRANSACTIONS

      In March 1995, the Company issued 370,108 shares of common stock to individuals at $0.029 per share for cash.

      At the end of 1995, the Company completed a public offering. A total of 372,469 shares of common stock were issued at $0.167 per share. The stock offering costs were offset against the proceeds of the common stock. On January 10, 1996, the Company effected a 10 for 1 reverse stock split. On March 28, 1996, the Company effected a 6 for 1 forward stock split and changed its par value from $0.01 per share to $0.001 per share.

      The authorized shares were 300,000,000 after these amendments. The financial statements reflect the stock splits on a retroactive basis.

      On March 24, 1998, the Company entered into a Rescission Agreement with the shareholders of Geo Ram, Inc. whereby the shareholders of Geo Ram, Inc. returned the 6,000,000 shares issued in connection with the Share Exchange Agreement dated November 30, 1996. The rescission has been reflected on a retroactive basis.

      Per a letter of understanding, dated May 25, 1998, the Company acquired the rights to purchase a 100% working interest, subject to a 21% royalty (79% net revenue interest), in oil and gas leases consisting of 960 acres for a total of $240,000. The leases were located in the San Joaquin Valley, Kern County, California.

      The Company decided not to proceed with the option. No further payments were made and the option expired. The initial payment of $15,000 was paid by shareholders who were issued 84,346 shares of common stock at $0.178 per share.

      On September 3, 1999, the Company cancelled 5,623 common stock and credited the paid-in capital for the original par value.

      On September 13, 1999, the Company effected a 17.784 for 1 reverse stock split. The financial statements reflect the stock splits on a retroactive basis.

      On September 22, and 23, 1999, the Company cancelled 506,923, and 76,722, common stock, respectively, and credited the paid-in capital for the original par value.

      In accordance with the merger agreement (Note 3), the Company issued 4,500,000 common shares at $0.001 per share to the former owner of MFCC in exchange for all issued and outstanding shares of MFCC.

      The Company issued 80,000 and 75,000 common shares at $0.10 per share in September 1999 as finders' and legal fees, respectively, in connection with the Merger.

                                                                       PAGE VIII


                    MERCANTILE FACTORING CREDIT ONLINE CORP.
                            (Formerly Cynergy, Inc.)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (U.S. Funds)
                                   (Unaudited)

                               SEPTEMBER 30, 1999

5.    GOING CONCERN

      The Company financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company is seeking a merger with an existing, operating company. In the interim, management is committed to covering all operating and other costs until a merger is completed.

6.    COMMITMENTS

      Financing Agreement

      On July 30, 1999, the Company entered into an agreement with Worldnet Connections Corp. ("Worldnet"), a company incorporated under the laws of the state of Nevada, United States of America. Worldnet agreed to provide funds up to US$2,500,000, to be issued in multiples of $100,000, upon a 15 day notice by the Company. These funds will be considered as unsecured loans and will be provided to the Company on an as needed basis. Worldnet will have the option to immediately transform these loans into convertible, unsecured, 6% debentures. The holders of the debentures will have the option at any time after August 31, 1999 to convert such debentures into common stock of the Company at the rate of 20% of the Company's issued and outstanding shares after the merger.

      These debentures are redeemable at any prior to their maturity dates at a redemption price equivalent to the principal amount plus accrued and unpaid interest up to the redemption date.

      Subsequently, certain terms of the agreement were amended as follows:

      (a) Worldnet removed the limit of funds to be loaned by the Company, which was $2,500,000;

      (b) The Company agreed to allow Worldnet the right of first refusal to provide funds in multiples of $100,000;

      (c) In the event that Worldnet advances the funds, the Company will issue a 5 year, 8%, unsecured convertible note which is convertible into 60,000 common shares for each $100,000 tranche.

      As of September 30, 1999, Worldnet had made advances to the Company totalling $293,880.


      Lease

      The Company entered into a sublease agreement with an affiliated company for the use of its office space. The amount of rent payable is equal to 20% of the total rent paid by that affiliated company (approximately US $6,200 per month). The lease expires on January 31, 2003.

7.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year Date-sensitive systems may recognize the year 2000 as 1900 or some other date resulting in errors when information using year dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved

                          ADVANCED MEDICAL TECHNOLOGIES
                                 RESEARCH CORP.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                  (U.S. Funds)

                           DECEMBER 31, 1998 and 1997

                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                           DECEMBER 31, 1998 and 1997

                                    CONTENTS

                                                                         PAGE

INDEPENDENT AUDITOR'S REPORT                                                I

FINANCIAL STATEMENTS

   Balance Sheets                                                          II

   Statements of Operations                                               III

   Statements of Stockholder's Equity                                      IV

   Statements of Cash Flows                                                 V

   Notes to Financial Statements                                       VI-VII

                                                                          PAGE I


                               JULITO F. LONGKINES
                           Certified Public Accountant
                       3160 Steeles Avenue East, Suite 300
                            Markham, Ontario L3R 3Y2
                            Telephone - 905-475-2222

Member, American Institute of
Certified Public Accountants

                          INDEPENDENT AUDITOR'S REPORT

To the Sole Shareholder of
ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.

I have audited the balance sheets of ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP. (A DEVELOPMENT STAGE COMPANY) as at December 31, 1998 and 1997 and the statements of operations, stockholder's equity and cash flows for the years then ended and for the period from inception, July 26, 1996 to December 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended and for the period from inception, July 26, 1996 to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company is a development stage company with no significant operating revenues to date. Because the company has no significant sources of revenue, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                               /s/ JULITO F. LONGKINES
                               JULITO F. LONGKINES
                               Certified Public Accountant

Markham, Ontario
September 7, 1999

                                                                         PAGE II


                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  (U.S. Funds)

                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                           1998           1997
                                                         --------      --------
CURRENT
 Cash                                                    $ 22,430      $ 22,965
                                                         ========      ========

                                 LIABILITIES

CURRENT
 Accounts payable                                        $  2,500      $     --
                                                         --------      --------

                              STOCKHOLDER'S EQUITY

AUTHORIZED
   25,000,000 Common stock at $0.001 par value

ISSUED AND OUTSTANDING
   25,000,000 Common shares                                25,000        25,000

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE           (5,070)       (2,035)
                                                         --------      --------
                                                           19,930        22,965
                                                         --------      --------

                                                         $ 22,430      $ 22,965
                                                         ========      ========

See accompanying notes to financial statements.

                                                                        PAGE III


                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                                  (U.S. Funds)

                                                                    From Inception on
                                          For the Years Ended        July 31, 1996 to
                                              December 31               December 31
                                          1998            1997             1998
                                          ----            ----             ----
REVENUE                                 $    --         $    --         $    --

EXPENSES                                  3,035             535           5,070
                                        -------         -------         -------

NET LOSS FROM OPERATIONS                $(3,035)        $  (535)        $(5,070)
                                        =======         =======         =======

See accompanying notes to financial statements.

                                                                         PAGE IV


                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDER'S EQUITY
                                  (U.S. Funds)

                    FOR THE PERIOD FROM THE DATE OF INCEPTION
                       JULY 26, 1996 TO DECEMBER 31, 1998

                                                                                               Deficit
                                                                                             Accumulated
                                                                                Additional    During the
                                                            Common Stock         Paid-in      Development
                                                      Shares           Amount    Capital         Stage
                                                      ------           ------    -------         -----
                                                         #                $         $              $

Inception on July 26, 1996                                  --             --      --               --

Common stock issued for cash                        25,000,000         25,000      --               --

Net loss for the period ended December 31, 1996             --             --      --           (1,500)
                                                    ----------         ------    ----           ------

Balance, December 31, 1996                          25,000,000         25,000      --           (1,500)

Net loss for the year ended December 31, 1997               --             --      --             (535)
                                                    ----------         ------    ----           ------

Balance, December 31, 1997                          25,000,000         25,000      --           (2,035)

Net loss for the year ended December 31, 1998               --             --      --           (3,035)
                                                    ----------         ------    ----           ------

Balance, December 31, 1998                          25,000,000         25,000      --           (5,070)
                                                    ==========         ======    ====           ======

See accompanying notes to financial statements.

                                                                          PAGE V


                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                  (U.S. Funds)

                                                                   From Inception on
                                            For the Years Ended     July 31, 1996 to
                                                December 31            December 31
                                             1998         1997           1998
                                          --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Loss from operations                    $ (3,035)     $   (535)     $ (5,070)
  Increase in accounts payable               2,500            --         2,500
                                          --------      --------      --------
Net cash used by operating activities         (535)         (535)       (2,570)
                                          --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITY
  Issuance of common stock for cash             --            --        25,000
                                          --------      --------      --------

INCREASE (DECREASE) IN CASH                   (535)         (535)       22,430

CASH, beginning of year                     22,965        23,500            --
                                          --------      --------      --------

CASH, end of year                         $ 22,430      $ 22,965      $ 22,430
                                          ========      ========      ========

SUPPLEMENTAL DISCLOSURES
  Interest paid                           $     --      $     --      $     --
  Income taxes paid                             --            --            --

See accompanying notes to financial statements.

                                                                         PAGE VI


                  ADVANCED MEDICAL TECHNOLOGIES RESEARCH CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                  (U.S. Funds)

                           DECEMBER 31, 1998 and 1997

1.    ORGANIZATION AND DESCRIPTION OF BUSINESS

      On July 26, 1996, Advanced Medical Technologies Research Corp. ("company") was incorporated under the laws of the state of Nevada, U.S.A. On the date of incorporation, 25,000,000 shares of $0.001 par value common stock were authorized. The company has been inactive since incorporation and is presently creating an online loan exchange allowing the use of collectibles as collateral and will act as a combination of an electronic financial loan centre for individual and factoring purposes, as well as that of an original pawning and auction centre.

      Subsequent to the year-end, the company changed its name to Mercantile Factoring & Credit Corp.

      The company has elected a calendar year-end.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   Accounting Method

            The company's financial statements are prepared using the accrual method of accounting.

      (b)   Income Taxes

            No provision for income taxes has been made due to the inactive status of the company. The company has net operating loss carry-forwards of approximately $5,000 which expire up to 2013. The potential tax benefit of the loss carry-forwards has been offset in full by a valuation allowance.

      (c)   Estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3.    GOING CONCERN

      The company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern.

                                                                        PAGE VII


4.    SUBSEQUENT EVENTS

      (a) On July 30, 1999, the company entered into an agreement with Worldnet Connections Corp. ("Worldnet"), a company incorporated under the laws of the state of Nevada, United States of America. Worldnet agreed to provide funds up to US$2,500,000, to be issued in multiples of $100,000, upon a 15 day notice by the company. These funds will be considered as unsecured loans and will be provided to the company on an as needed basis. Worldnet will have the option to immediately transform these loans into convertible, unsecured, 6% debentures. The holders of the debentures will have the option at any time after August 31, 1999 to convert such debentures into common stock of the company at the rate of 20% of the company's issued and outstanding shares after the merger (Note 4(b)).

            These debentures are redeemable at any time prior to their maturity dates at a redemption price equivalent to the principal amount plus accrued and unpaid interest up to the redemption date.

      (b)   Plan of Merger

            The company is presently negotiating a merger with Cynergy, Inc., a Nevada corporation. Under the proposed merger, Cynergy, Inc. will be the surviving corporation ("Cynergy"). All outstanding common stock of the company will be converted into 4,500,000 new Cynergy shares and the current stockholders of Cynergy will receive 320,000 new Cynergy shares. This plan of merger is subject to approval of various parties.

      (c)   Cancellation and Issuance of Shares

            On July 31, 1999, the company cancelled the stock certificate covering all of the issued and outstanding 25,000,000 shares of common stock with a par value of $0.001 and returned the amount of $25,000 to the shareholder. Thereafter, 25,000,000 shares of common stock with a par value of $0.001 per share were issued for proprietary software valued at $800,000.

            Subsequently, this transaction was rescinded.




PART III

ITEM 1      INDEX TO EXHIBITS

      Exhibit No.             Exhibit Name
      -----------             ------------

      2.1                     Articles of Incorporation of Registrant

      2.2                     By-laws of Registrant

      3.1                     Form of Unsecured Convertible Note

      6.1                     Loan Agreement

      6.1a                    The Merger Agreement

      6.2.4 Office Space Lease for principal office: 1250 Boul. Rene-Levesque Ouest, Bureau 2925, Montreal, Quebec H3B 4W8, Canada.

      12                      Articles of Merger

ITEM 2      DESCRIPTION OF EXHIBITS

      See Item 1 above

SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERCANTILE FACTORING CREDIT ONLINE CORP.


Date: November 12, 1999                 By:   \s\ Dominique M. Bellemare
      -----------------                       ------------------------------
                                                  Dominique M. Bellemare
                                                  President

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Dominique M. Bellemare as true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Section 12 under the Securities Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

\s\ Dominique M. Bellemare
-------------------------------
Dominique M. Bellemare
President and Director              Date: November 12, 1999
                                          -----------------------


\s\ Jean-Guy Hudon
-------------------------------
Jean-Guy Hudon
Vice-President and Director         Date: November 12, 1999
                                          -----------------------


\s\ Rita S. Dickson
-------------------------------
Rita S. Dickson
Secretary and Director              Date: November 12, 1999
                                          -----------------------


\s\ Yvan Guillemin
-------------------------------
Yvan Guillemin
Director                            Date: November 12, 1999
                                          -----------------------